                                                                  Exhibit (g)(2)

                            NATIONAL PROCESSING, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                                     Unaudited
                                                                      March 31  December 31
                                                                        1999       1998
                                                                     ---------  -----------
ASSETS
Current assets:
     Cash and cash equivalents                                        $ 41,313   $  7,254
     Accounts receivable-trade                                          83,360    104,759
     Check inventory                                                     4,882      2,901
     Restricted deposits-client funds                                  107,046     91,484
     Deferred tax assets                                                 3,614      3,688
     Other current assets                                               12,357     13,434
                                                                      --------   --------
Total current assets                                                   252,572    223,520
Property and equipment:
     Furniture and equipment                                           118,240    116,420
     Building and leasehold improvements                                24,355     23,843
     Software                                                           23,551     23,537
     Property leased from affiliate                                      4,173      4,173
     Land and improvements                                               2,847      2,828
                                                                      --------   --------
                                                                       173,166    170,801
Accumulated depreciation and amortization                               87,015     82,680
                                                                      --------   --------
                                                                        86,151     88,121
Other assets:
     Goodwill, net of accumulated amortization of
         $15,384 in 1999 and $14,202 in 1998                           103,895    171,489
     Acquired merchant portfolios                                       17,581     18,255
     Deferred tax assets                                                 2,764      2,764
     Other assets                                                        7,939      8,284
                                                                      --------   --------
Total other assets                                                     132,179    200,792
                                                                      --------   --------
TOTAL ASSETS                                                          $470,902   $512,433
                                                                      ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Restricted deposits-client funds                                 $107,046   $ 91,484
     Accounts payable-trade                                              3,313      3,075
     Merchant payable-check services                                     6,120      3,690
     Accrued bankcard assessments                                       14,491     17,753
     Income tax payable to NCC                                           4,173      4,376
     Other accrued liabilities                                          43,208     30,729
                                                                      --------   --------
Total current liabilities                                              178,351    151,107

Obligation under property leased from affiliate                          2,221      2,264
Other long-term liabilities                                                796        796
Deferred tax liabilities                                                 5,060      5,607
                                                                      --------   --------

Total liabilities                                                      186,428    159,774
Shareholders' equity:
     Preferred stock, without par value; 5,000,000 shares
        authorized; no shares issued or outstanding                         --         --
     Common stock, without par value; 95,000,000 shares authorized;          1          1
        50,644,651 shares issued and outstanding in 1999 and 1998
     Contributed capital                                               175,799    175,799
     Retained earnings                                                 108,674    176,859
                                                                      --------   --------
Total shareholders' equity                                             284,474    352,659
                                                                      --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $470,902   $512,433
                                                                      ========   ========


           See notes to condensed consolidated financial statements.

                            NATIONAL PROCESSING, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                    Unaudited
                    (In thousands, except per share amounts)



                                                         Three Months Ended
                                                              March 31

                                                          1999         1998
                                                       ---------    ---------


Revenues                                               $ 124,463    $ 113,649
Operating expenses                                        60,497       52,432
Wages and other personnel expenses                        31,096       32,023
General and administrative expenses                       16,807       14,701
Restructuring charges                                      2,234           --
Impairment loss and related expenses                      73,932           --
Depreciation and amortization                              7,086        6,250
                                                       ---------    ---------

OPERATING (LOSS) PROFIT                                  (67,189)       8,243

Net interest income                                           18          341
                                                       ---------    ---------

(Loss) income before income taxes                        (67,171)       8,584

Provision for income taxes                                 1,014        3,676
                                                       ---------    ---------

NET (LOSS) INCOME                                      $ (68,185)   $   4,908
                                                       =========    =========

BASIC AND DILUTED NET (LOSS) INCOME PER COMMON SHARE   $   (1.35)   $     .10
                                                       =========    =========




           See notes to condensed consolidated financial statements.

                            NATIONAL PROCESSING, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    Unaudited
                                 (In thousands)



                                                                Three Months Ended
                                                                     March 31

                                                                 1999        1998
                                                               ---------   --------
OPERATING ACTIVITIES
     Net (loss) income                                         $(68,185)   $  4,908
     Items not requiring cash currently:
           Depreciation and amortization                          7,086       6,250
           Restructuring charge                                   2,234          --
           Impairment loss and related expenses                  73,932          --
           Gain on disposition of fixed assets                       (8)         --
           Deferred income taxes                                    845       1,996
     Change in current assets and liabilities:
           Accounts receivable                                   21,399      37,490
           Check inventory                                       (1,981)        218
           Accounts payable-trade                                   238      (2,106)
           Merchant payable-check services                        2,430      (1,128)
           Accrued bankcard assessments                          (3,262)     (4,509)
           Income taxes payable                                    (203)       (605)
           Other current assets/liabilities                       2,492      (6,863)
           Other, net                                               154      (3,577)
                                                               --------    --------
     Net cash provided by operating activities                   37,171      32,074
                                                               --------    --------

INVESTING ACTIVITIES
     Capital expenditures                                        (3,219)    (13,613)
     Proceeds from sale of fixed assets                             150          --
     Purchases of securities available for sale                      --        (735)
     Acquisitions, net of cash acquired                              --     (32,797)
                                                               --------    --------
     Net cash used by investing activities                       (3,069)    (47,145)
                                                               --------    --------

FINANCING ACTIVITIES
     Principal payments under property leased from affiliate        (43)        (73)
                                                               --------    --------
     Net cash used by financing activities                          (43)        (73)
                                                               --------    --------

Net increase (decrease) in cash and cash equivalents             34,059     (15,144)
Cash and cash equivalents, beginning of period                    7,254      38,887
                                                               --------    --------
Cash and cash equivalents, end of period                       $ 41,313    $ 23,743
                                                               ========    ========

Supplemental cash flow information:
                   Taxes paid                                  $  2,364    $  5,160



           See notes to condensed consolidated financial statements.

                            NATIONAL PROCESSING, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                    Unaudited

1.    ACCOUNTING POLICIES

            The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim information and with the instructions to Form 10-Q and Article 10 of regulation S-X. Accordingly, although the balance sheet at December 31, 1998 has been derived from the audited consolidated financial statements at that date, the accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles. These financial statements should be read in conjunction with National Processing Inc.'s (the "Company") audited consolidated financial statements for the year ended December 31, 1998 which include full disclosure of relevant financial policies and information.

            In the opinion of management, the accompanying condensed consolidated financial statements have been prepared on a basis consistent with accounting principles applied in the prior periods and include all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year or any other interim period.

            The Company adopted the provisions of FASB Statement 130, Reporting Comprehensive Income, in 1998. Any differences between net income and comprehensive income are insignificant.

2.    RESTRUCTURING CHARGES

            During the three month period ended March 31, 1999, the Company recorded non-recurring restructuring charges of $2.2 million, including $1.9 million for severance pay for approximately 540 employees and $.3 million for other costs. These charges related to several of the Company's operating facilities which have been or are in the process of being closed and consolidated into the Company's other current facilities. These charges decreased net income and earnings per share by approximately $1.8 million and $.04, respectively.

3.    IMPAIRMENT LOSS AND RELATED EXPENSES

            During the quarter, the Company entered into an agreement with Investment Services International Co., LLC to sell its payables and freight business lines. The Company also adopted a formal plan to exit the check and remittance business lines. These actions will allow the Company to focus more closely on its core business lines which include merchant card processing, outsourcing services and travel services. A $73.9 million pre-tax impairment loss, which included certain related expenses, was recorded related to these planned dispositions. The loss was recorded in accordance with the provisions of FASB Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived

      Assets to be Disposed of. On an after-tax basis, the loss totaled $72.0 million and reduced earnings per share by $1.42. The pre-tax loss is shown on the Balance Sheet as a reduction in the carrying value of long-lived assets of $66.4 million and as an increase in other accrued liabilities of $7.5 million.

      The business lines being exited incurred declines in revenue of $.5 million, or 1.3%, from $41.1 million in the first quarter of 1998 to $40.6 million for the same period in 1999. Operating profit (loss) for the four businesses declined $1.3 million from a profit of $.8 million for the first quarter of 1998 to a loss of $.5 million for the same period in 1999.

      Further discussion of recent developments related to these divestitures is included in Note 9, Subsequent Events.

4.    RECLASSIFICATIONS

            Certain 1998 amounts have been reclassified to conform with the 1999 presentation.

5.    COMMITMENTS AND CONTINGENCIES

            In the normal course of business, the Company is involved in litigation from time to time. In the opinion of management, the ultimate liability, if any, arising from this litigation is not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

6.    NET INCOME PER COMMON SHARE

            The calculation of net income per common share follows (in thousands except per share amounts):

                                                                               Three Months
                                                                              Ended March 31
                                                                              --------------
                                                                          1999              1998
                                                                          ----              ----

         BASIC
           Net (loss) income                                          $ (68,185)          $  4,908
           Average common shares outstanding                             50,645             50,575
           Net (loss) income per common share - basic                 $   (1.35)          $    .10

         DILUTED
           Net (loss) income                                          $ (68,185)          $  4,908
           Average common shares outstanding                             50,645             50,575
           Stock option adjustment                                           --                258
           Average common shares outstanding - diluted                   50,645             50,833
           Net (loss) income per common share - diluted               $   (1.35)          $    .10

7.    SEGMENT REPORTING

            National Processing, Inc. operates three business segments merchant services, travel services and corporate services. Merchant services authorizes, processes and settles credit and debit card transactions and authorizes and collects checks for a variety of merchants. Travel services principally settles airline ticket purchases made through travel agents on behalf of airlines and thus derives a substantial portion of its revenues from an exclusive contract with the Airlines Reporting Corporation ("ARC"). The Company is compensated on a "cost plus" basis under this contract which expires in December 2001. Revenues from corporate services are derived from transaction fees for the processing of remittances, accounts payable and freight bills and for providing integrated document solutions involving electronic imaging, archival, processing and payment settlement. The business segments are identified by the services they offer. The accounting policies of the reportable segments are the same as those described in Note 1.

      The reported results reflect the underlying economics of the segments. Indirect general and administrative expenses are allocated to the segments based upon various methods determined by the nature of the expenses. There are no intersegment revenues.

     (Dollars in thousands)                      MERCHANT       TRAVEL       CORPORATE                    CONSOLIDATED
                                                 SERVICES      SERVICES      SERVICES     CORPORATE           TOTAL
                                                 --------      --------      --------     ---------           -----
     FOR THE QUARTER ENDED MARCH 31, 1999
     Revenues from external customers            $ 73,792      $ 11,139      $ 39,532      $     --         $ 124,463
     Impairment loss and related expenses          30,450            --        43,482                          73,932
     Operating (loss) profit                      (24,124)        2,121       (43,436)           --           (65,439)
     Depreciation and amortization                  3,305           966         2,815            --             7,086
     Net interest income (expense)                     29            (2)           (9)           --                18
     Net operating assets                         141,033        12,999        66,450        22,651           243,133
     Expenditures for long-lived assets          $    217      $    430      $    891      $  1,681         $   3,219
     FOR THE QUARTER ENDED MARCH 31, 1998
     Revenues from external customers            $ 63,617      $ 12,670      $ 37,362      $     --         $ 113,649
     Impairment loss and related expenses              --            --            --            --                --
     Operating profit                               5,831         2,445         1,796            --            10,072
     Depreciation and amortization                  2,932           908         2,410            --             6,250
     Net interest income (expense)                    341          (30)            30            --               341
     Net operating assets                         174,819        22,978        97,457        23,431           318,685
     Expenditures for long-lived assets          $  1,756      $    803      $    269      $ 10,351         $  13,179

            The following represent reconciliations of the Company's reportable segment operating profit to the consolidated operating profit and the Company's reportable segment net operating assets to consolidated net operating assets.

     (Dollars in thousands)                                                   FOR THE QUARTER ENDED MARCH 31,
                                                                                 1999                  1998
                                                                                 ----                  ----
     Operating (loss) profit:
        Total operating profit for reportable segments                        $ (65,439)            $  10,072
     General and administrative expenses - non-operating                          1,750                 1,829
                                                                              ---------             ---------
        Consolidated operating profit                                         $ (67,189)            $   8,243
                                                                              =========             =========

                                                                                           AS OF
                                                                            MARCH 31, 1999       DECEMBER 31, 1998
                                                                            --------------       -----------------
     Net operating assets:
        Total net operating assets for reportable segments                    $ 243,133             $ 349,805
     Cash                                                                        41,313                 7,254
     Other                                                                           28                (4,400)
                                                                              ---------             ---------
        Consolidated net operating assets                                     $ 284,474             $ 352,659
                                                                              =========             =========


            Depreciation expense for certain corporate fixed assets is allocated to the three segments.

            Corporate assets at March 31, 1999 were reduced by the liability related to the impairment loss and related expenses of $73.9 million and the restructuring related liabilities of $ 2.2 million.

            Revenues from foreign operations, primarily Barbados, for the first quarters of 1999 and 1998 were approximately $13.7 million and $12.3 million, respectively. The net book value of foreign long-lived assets, primarily in Juarez, Mexico, was approximately $13.0 million at March 31, 1999 and $12.1 million at December 31, 1998.

8.    RECENT ACCOUNTING PRONOUNCEMENTS

      Internal Use Software

            In March 1998, the Accounting Standards Executive committee issued Statement of Position, 98-1 Internal Use Software. This statement requires the capitalization of costs to acquire or develop internal use software after certain conditions are met. The Company adopted the provisions of this Statement effective January 1, 1999. Because the Company's previous policy was not significantly different from the requirements of this statement, the adoption of this statement had no significant impact on the financial position or results of operations of the Company.

9.    SUBSEQUENT EVENTS

      Effective as of April 1, 1999, the Company sold its freight and payables business lines to Investment Services International Co., LLC. As the result of final negotiations prior to closing, the Company received $18 million in cash for the net assets of both business lines, lower than the $37 million previously discussed in the Company's 1998 Form 10-K. An additional cash premium of up to $7 million could be received from the buyer provided certain conditions related to revenue levels and offshore processing are met by September 29, 2000.

      In April 1999, the Company entered into a definitive agreement with International Payment Services, Inc. to sell its check services business line for approximately $38 million in cash. In May 1999, the Company also reached a definitive agreement to sell its remittance processing business line to First Tennessee National Association, a subsidiary of First Tennessee National Corporation, for approximately $6 million in cash.

      The sale of the check services and remittance processing business lines are expected to close in the second quarter of 1999.